                                                                    Exhibit 12-B

                        Atlantic City Electric Company

          Ratio of Earnings to Fixed Charges and Preferred Dividends
          ----------------------------------------------------------
                            (Dollars in Thousands)


                                        12 Months
                                          Ended
                                         June 30,             Year Ended December 31,
                                                  -----------------------------------------------
                                           2000       1999      1998     1997    1996      1995
                                        ----------------------------------------------------------
Income before extraordinary items       $ 49,647   $ 63,930  $ 30,276 $ 85,747 $ 75,017 $ 98,752
                                        ----------------------------------------------------------

Income taxes                              36,000     49,326    18,178   50,442   36,958   48,277
                                        ----------------------------------------------------------

Fixed charges:
   Interest on long-term debt
     including amortization of
     discount, premium and
     expense                              69,892     60,562    63,940   64,501   64,847   62,879
   Other interest                          4,052      3,837     3,435    3,574    4,019    4,364
   Preferred dividend require-
     ments of subsidiary
     trusts                                7,618      7,634     6,052    5,775    1,428      -
                                        ----------------------------------------------------------
     Total fixed charges                  81,562     72,033    73,427   73,850   70,294   67,243
                                        ----------------------------------------------------------

Earnings before extraordinary
   item, income taxes and
   fixed charges                        $167,209   $185,289  $121,881 $210,039 $182,269 $214,272
                                        ==========================================================

Fixed charges                           $ 81,562   $ 72,033  $ 73,427 $ 73,850 $ 70,294 $ 67,243

Preferred dividend requirements            3,483      3,777     5,289    7,506   14,214   20,839
                                        ----------------------------------------------------------

                                        $ 85,045   $ 75,810  $ 78,716 $ 81,356 $ 84,508 $ 88,082
                                        ==========================================================

Ratio of earnings to fixed charges
   and preferred dividends                  1.97       2.44      1.55     2.58     2.16     2.43

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For purposes of computing the ratio, earnings are income before extraordinary item plus income taxes and fixed charges. Fixed charges consist of interest on long- and short-term debt, amortization of debt discount, premium, and expense, dividends on preferred securities of subsidiary trusts, and the estimated interest component of rentals. Preferred dividend requirements represent annualized preferred dividend requirements multiplied by the ratio that pre-tax income bears to net income.